UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 13

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands / Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,699,871
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,699,871
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,699,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 13

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 13

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,827
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,827
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,827
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 13

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,490
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,490
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 13

1.	Name of Reporting Persons. LKCM Headwater Investments II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 592,326
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 592,326
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 13

1.	Name of Reporting Persons. Headwater Lawson Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,761,494
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,761,494
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,761,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 520776105	Page 8 of 13

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,343,508
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,343,508
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,508
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 9 of 13

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,343,508
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,343,508
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,343,508
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 47.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 10 of 13

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,098,056
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,098,056
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,098,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 45.2%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 21 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Lawson Products, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On May 16, 2021, J. Bryan King, CFA, Chairman of the Board of Directors of the Issuer and Managing Partner of LKCM Headwater Investments, submitted a proposal to the Board of Directors of the Issuer regarding a potential combination transaction with certain portfolio companies of LKCM Headwater Investments and its affiliates (the “Proposal”). A copy of the letter submitted by Mr. King to the Board of Directors of the Issuer is attached hereto as Exhibit 1 and incorporated by reference herein.

The Reporting Persons expect to engage in discussions and other efforts with one or more shareholders, officers or directors of the Issuer, including their representatives or advisors or other third parties, regarding the Proposal and the potential combination transaction contemplated therein that, if effected, would likely result in, among other things, one or more of the matters identified in Items 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, all without prior notice to the Issuer or otherwise, to take further action with respect to the Proposal or otherwise review or reconsider their position or take other actions (including actions that could involve one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement any other plans or proposals with respect to any of the foregoing.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Letter from J. Bryan King, CFA, dated May 16, 2021, to the Board of Directors of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2021

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

PDLP Lawson, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Headwater Investments II, L.P.

By:	LKCM Headwater Investments II GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Headwater Lawson Investors, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.